Joint News Release

SpectrumGold Acquires Additional Properties in Galore Creek District

8th April 2004 – Vancouver, SpectrumGold Inc. (TSX: SGX)

SpectrumGold Inc., a subsidiary of NovaGold Resources Inc. (AMEX, TSX: NG), has agreed to purchase 100% interest in two additional properties in the Galore Creek area from Silver Standard Resources Inc. (TSX-V: SSO) and Teck Cominco Limited (TSX: TEK). The properties are the Paydirt property, which consists of a total of 1,100 hectares (2,700 acres) and the Copper Canyon property which consists of 11 claims covering 275 hectares (700 acres). The Copper Canyon claims are entirely surrounded by the Copper Canyon property previously optioned by SpectrumGold from Eagle Plains Resources Ltd. (TSX-V: EPL).

The total purchase price for the Paydirt property totals 100,000 shares of SpectrumGold with 90,000 shares allocated to Silver Standard and 10,000 shares Teck Cominco. The total purchase price for the Copper Canyon claims totals 60,000 shares of SpectrumGold with 31,998 shares allocated to Teck Cominco and 28,002 shares allocated to Silver Standard. Under SpectrumGold’s agreement with Eagle Plains the new Copper Canyon claims will become part of the property package covered under the option agreement and joint venture with Eagle Plains.

With the addition of these two new properties SpectrumGold now controls over 30,000 hectares (74,000 acres) of claims in the Galore Creek district located in Northwestern British Columbia, Canada. The Galore Creek project is a multi-million ounce gold-silver-copper deposit that lies 70 kilometers west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia. Management believes that the consolidation of these properties in the Galore Creek district will provide significant potential synergies for development of the Galore Creek deposit. SpectrumGold plans to advance these projects as part of its overall Galore Creek program.

NovaGold Resources Inc. and SpectrumGold Inc. previously announced an agreement to combine their businesses subject to certain conditions under a plan of arrangement in which NovaGold will acquire all of the approximately 44% of the common shares of SpectrumGold not currently held by NovaGold in an exchange of shares. This transaction is anticipated to be finalized in mid-June 2004 and will form an exploration focused, emerging producer with three of the largest undeveloped resources in North America: the Donlin Creek project in partnership with Placer Dome, the Ambler Project with Kennecott/Rio Tinto, and the Galore Creek project through SpectrumGold. More information is available online at: www.novagold.net

For more information contact:
Don MacDonald, CA, Senior VP & CFO	Greg Johnson, VP Corporate Development
E-mail: Don.MacDonald@NovaGold.net	E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227	(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company’s projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.